UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P., III

(Name of Issuer)

UNITS OF LIMITED PARTNERSHIP INTERESTS

(Title of Class of Securities)

Not Applicable

------------------------

(CUSIP Number)

Christopher K. Davis

Everest Properties, Inc.

199 S. Los Robles Ave., Suite 200

Pasadena, CA 91101

Telephone (626) 585-5920

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(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No.	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF
ABOVE PERSON (ENTITIES ONLY)
Everest Housing Investors 2, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) [ x ]

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFFICALLY OWNED BY EACH REPORTING PERSON WITH
7 SOLE VOTING POWER
0 Units
8 SHARED VOTING POWER

9 SOLE DISPOSITIVE POWER
0 Units
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%

14	TYPE OF REPORTING PERSON PN

CUSIP No.	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF
ABOVE PERSON (ENTITIES ONLY)
Everest Properties, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) [ x ]

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFFICALLY OWNED BY EACH REPORTING PERSON WITH
7 SOLE VOTING POWER
0 Units
8 SHARED VOTING POWER

9 SOLE DISPOSITIVE POWER
0 Units
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%

14	TYPE OF REPORTING PERSON CO

This Amendment No. 1 (“Amendment No. 1”) to the original statement filed on Schedule 13D (the “Schedule 13D”) by Housing Investors 2, LP, a California limited partnership (“EHI2”), and Everest Properties, Inc., a California corporation (“Everest Properties”), on February 13, 2006, relates to units of limited partnership interests (“Units”) of Boston Financial Qualified Tax Credits L.P. III, a Massachusetts limited partnership (the “Issuer”). The principal executive offices of the Issuer are located at 101 Arch Street, Boston, Massachusetts 02110.

Except as specifically provided herein, the Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D.

Item 2. Identity and Background.

EHI2 and Everest Properties have disposed of all Units of the Issuer which EHI2 and Everest Properties held as of December 31, 2006. As such, EHI2 and Everest Properties are no longer “Reporting Persons” as described on the Schedule 13 D.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2007

Everest Housing Investors 2, LP
By:	Everest Properties, Inc. General Partner

By:	/s/ Christopher K. Davis
Christopher K. Davis Vice President and General Counsel

Everest Properties, Inc
By:	/s/ Christopher K. Davis
Christopher K. Davis Vice President and General Counsel